SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/15/19


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
223,941

8. SHARED VOTING POWER
387,289

9. SOLE DISPOSITIVE POWER
223,941
_______________________________________________________

10. SHARED DISPOSITIVE POWER
387,289


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
611,230 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.88%

14. TYPE OF REPORTING PERSON

IA

____________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
223,941

8. SHARED VOTING POWER
387,289

9. SOLE DISPOSITIVE POWER
223,941
_______________________________________________________

10. SHARED DISPOSITIVE POWER
387,289


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
611,230 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.88%


14. TYPE OF REPORTING PERSON

IN

__________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
223,941

8. SHARED VOTING POWER
387,289

9. SOLE DISPOSITIVE POWER
223,941
_______________________________________________________

10. SHARED DISPOSITIVE POWER
387,289


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
611,230 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.88%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
223,941

8. SHARED VOTING POWER
387,289

9. SOLE DISPOSITIVE POWER
223,941
_______________________________________________________

10. SHARED DISPOSITIVE POWER
387,289


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
611,230 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.88%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of lazard World Dividend & Income ("LOR" or the "Issuer").

The principal executive offices of LOR are located at 30 ROCKEFELLER PLAZA
NEW YORK NY 10112



Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
See exhibit 1 - Standstill Agreement.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on 09/05/2018, there were 6,880,183 shares of common stock outstanding as of 06/30/2018. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of February 15, 2019, Bulldog Investors, LLC is deemed to be the beneficial owner of 611,230 shares of LOR (representing 8.88% of LOR's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 611,230 shares of LOR include 223,941 shares (representing 3.25% of LOR's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Partners, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds").
All other shares included in the aforementioned 611,230 shares of LOR beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 387,289 shares (representing
5.63% of LOR's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 223,941 shares. Bulldog Investors, LLC has shared power to dispose of and vote 387,289 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of LOR's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the past 60 days the following shares of LOR were bought:

Date:		        Shares:		Price:
12/14/18		40,824		8.7413
12/20/18		6,800		8.2560
12/21/18		7,297		8.2391
12/27/18		2,000		8.1600
12/27/18		25,396		8.1622
12/27/18		5,000		8.1600
12/28/18		10,670		8.3367
01/02/19		1,100		8.4400
01/04/19		12,000		8.6358
01/09/19		35,000		9.0999
01/10/19		7,646		8.9987
02/01/19		3,538		9.5772
02/04/19		5,387		9.6735
02/05/19		4,999		9.6883
02/06/19		9,658		9.6971




d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
See Exhibit 1- Standstill Agreement.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1 & 2


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/19/19

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit 1:

                                        AGREEMENT
   This Agreement (the "Agreement") is made and entered into effective as of the 15th day of February, 2019 by and among Lazard Asset Management LLC ("LAM"), a Delaware limited liability company having a place of business at 30 Rockefeller Plaza, New York, New York, and Bulldog Investors LLC ("Bulldog"), a Delaware limited liability company having a place of business at Park 80 West, 250 Pehle Avenue, Suite 708, Saddle Brook, New Jersey, and its officers, directors, partners, employees and "affiliated persons" (as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act")), including any present or future pooled investment vehicles or accounts managed or controlled by Bulldog or its affiliated persons (collectively, "Bulldog Funds," and with Bulldog and LAM, each, a "Party," and collectively the "Parties").

   WHEREAS, LAM is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended, and acts pursuant to investment advisory contracts as the investment adviser to two registered closed end management investment companies, including Lazard World Dividend & Income Fund, Inc. (the "Fund"), a Maryland corporation registered under the 1940 Act; and

   WHEREAS, Bulldog and the Bulldog Funds are deemed to be the beneficial owner of shares of common stock of the Fund by reason of their power to vote and direct the disposition of such shares held by various related entities; and

   WHEREAS, LAM has entered into a non-disclosure agreement with Bulldog and Bulldog Funds dated February 5, 2019 regarding confidentiality and other obligations with respect to discussions regarding potential transactions involving the Fund; and

   WHEREAS, the Parties to this Agreement wish to resolve matters concerning, and potential transactions involving, the Fund;

   NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, and without any admission of liability, or inadequacy of claims whatsoever, by any of the Parties, the Parties hereto agree as follows:

   1.	LAM Obligations. LAM represents that the Fund has agreed, based in part upon the recommendation of LAM and contingent upon Bulldog's and Bulldog Funds' mutual acceptance of the terms of this Agreement, that the Fund shall conduct a self-tender offer for up to 20% of the then outstanding shares of common stock of the Fund at a price equal to 98% of the net asset value of the Fund's shares of common stock as determined as of the close of the regular trading session of the New York Stock Exchange on the date the tender offer expires ("Tender Offer"); provided, however, that the commencement of the Tender Offer shall be contingent upon the prior approval by stockholders of the Fund and by stockholders of Lazard Global Total Return and Income Fund, Inc. ("LGI") of the proposed reorganization of the Fund with and into LGI
(the "Reorganization"). The joint meeting of the stockholders of the Fund and the stockholders of LGI to vote on the Reorganization is anticipated to be held on or before July 31, 2019, subject to postponement or adjournment as necessary to obtain stockholder approval of the Reorganization. The Tender Offer shall commence promptly after stockholder approval of the Reorganization and shall remain open for at least the minimum period required by law and will expire prior to the closing of the Reorganization. The Tender Offer shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.

   2.	Bulldog and Bulldog Funds Obligations. Bulldog and Bulldog Funds
each agree as follows:
        (a) With respect to matters to be presented at any stockholder meetings of the Fund, or at meetings of stockholders of other current or future registered closed-end investment companies advised, sub-advised, distributed or sponsored by LAM or any of its affiliates (each, a "LAM Fund" and collectively, the "LAM Funds"):

         (i)	Bulldog and Bulldog Funds shall vote, or shall direct to
                be voted, all shares of any LAM Fund over which Bulldog and Bulldog Funds have discretion or beneficial ownership in accordance with the applicable LAM Fund board of trustees/directors' (or similar body, a "board") recommendations;

	 aa.	provided, that doing so would not explicitly violate the
	        written proxy voting policy of any Bulldog Fund or any other client advised by Bulldog (in which case only the LAM Fund shares held by such Bulldog Fund or client shall either not be voted or shall be voted in accordance with such proxy voting policy); Bulldog agrees that, prior to the execution of this Agreement and, in addition, during the term of this Agreement, upon the reasonable request of LAM, Bulldog will promptly inform LAM whether the proxy voting policy of any Bulldog Fund or any other client advised by Bulldog requires it to vote in a manner other than in accordance with the recommendations of a LAM Fund's board; and

	bb.	further provided, that notwithstanding anything to the
		contrary set forth in Section 2(a)(i)(aa) above, Bulldog and Bulldog Funds shall vote, or shall direct to be voted, all shares of any LAM Fund over which Bulldog and Bulldog Funds have discretion or beneficial ownership in accordance with the applicable LAM Fund's board recommendations relating to:

   		(I). the election of trustees/directors to a LAM Fund's board;

   		(II).any proposal submitted by a stockholder of a LAM Fund;
		     and

   		(III).any merger/reorganization involving only LAM Funds.

	cc.	notwithstanding the foregoing, however, shares of the LAM Funds
		held by Special Opportunities Fund, Inc., and any other closed-end investment company managed by Bulldog, may be voted in accordance with one of the methods prescribed in Section 12(d)
		(1)(E)(iii)(aa) of the 1940 Act.

   (ii)	Bulldog and Bulldog Funds shall not solicit any proxies with respect to
	proposals submitted or to be submitted to a LAM Fund's stockholders, provided, however, that nothing in this Agreement may be interpreted as prohibiting Bulldog and Bulldog Funds from encouraging other stockholders to vote as recommended by the board;

  (iii)	Bulldog and Bulldog Funds shall refrain from granting a proxy with
  	respect to shares of a LAM Fund other than to officers of, or other persons named as proxies by, such LAM Fund;

  (iv)	Bulldog and Bulldog Funds shall refrain from executing any written
	consent with respect to a LAM Fund's shares other than as may be solicited by such LAM Fund or its board;

  (v)	Bulldog and Bulldog Funds shall refrain from seeking to exercise
	control or influence over the management or policies of a LAM Fund;

  (vi)	Bulldog and Bulldog Funds shall refrain from, directly or indirectly,
  	with respect to any LAM Fund:

	aa. proposing, or making any filing with respect to, any proposals or matters seeking the vote or consent of stockholders, or any proposals or matters for the consideration of the board, including, but not limited to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving the LAM Fund, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of the LAM Fund;

	bb. seeking the removal of any member of the LAM Fund's board; and

	cc. nominating any individuals for election to the LAM Fund's board or otherwise seeking appointment to or representation on the board.

  (vii)	Bulldog and Bulldog Funds shall each act solely as a "passive
	investor," which shall require Bulldog and Bulldog Funds to conform with the following restrictions, with respect to any LAM Fund:

	aa. Bulldog and Bulldog Funds shall refrain from joining, creating or collaborating with any group of unaffiliated third parties concerning the LAM Fund, other than in accordance with the LAM Fund's board's recommendations;

	bb. Bulldog and Bulldog Funds shall refrain from threatening, pursuing or bringing a lawsuit, regulatory action or other proceeding against the board, the LAM Fund, LAM, or any related party of any LAM Fund, other than for alleged violations of this agreement; and

	cc. Bulldog and Bulldog Funds shall refrain from providing any advice, aid or encouragement that is designed to do indirectly or to urge others, to do things that Bulldog and Bulldog Funds each has agreed not to do in this Agreement with respect to the LAM Fund, including, but not limited to:

	    i.	putting forward stockholder proposals or director/trustee
	        nominations for any LAM Fund's board;

	    ii.	voting against any matter recommended by the LAM Fund's
	        board; or

	    iii. threatening, pursuing or bringing a lawsuit, regulatory
	         action or other proceeding against the LAM Fund's board, the LAM Fund, LAM, or any related party.

  (b)	Bulldog and Bulldog Funds shall not purchase or obtain control over any additional securities issued by the Fund or LGI until 50 days after the consummation of the proposed Reorganization. Nothing in this Agreement shall prevent Bulldog and Bulldog Funds from purchasing shares of any LAM Fund after such date.

  3. Responsibility for Representatives. Each Party shall take all measures practicable to prevent its present and future officers, directors, partners, employees, representatives and affiliated persons from engaging in conduct otherwise prohibited by this Agreement.

  4. No Disparagement. For a period from the date hereof through the termination of this Agreement, each Party hereto shall refrain from directly or indirectly disparaging, impugning or taking any action reasonably likely to damage the reputation of any other Party, their affiliates, their representatives, or any of the members of a board. The foregoing shall not apply to any compelled testimony or production of information, either by legal process or subpoena or in connection with a response to a request for information from any governmental authority with jurisdiction over the Party from whom information is sought.

  5. No Assignment. This Agreement shall be binding upon the Parties and, except as otherwise provided herein, upon their respective legal successors. No Party may assign this Agreement without the prior written consent of each other Party and any such attempted assignment shall be void.

  6. Public Statements. The Parties acknowledge and agree that this Agreement will be filed as an exhibit to a Schedule 13D relating to the Fund to be filed by Bulldog and Bulldog Funds.

  7. Third-Party Beneficiaries. The Parties agree that each LAM Fund is an intended third-party beneficiary of this Agreement, and that each LAM Fund is entitled to rely upon, and may enforce, the terms and provisions hereof as if it were a party hereto.

  8. Applicable Law. The validity of this Agreement, the construction and enforcement of its terms, and the interpretations of the rights and duties of the Parties shall be governed by the laws of the State of New York, without regard to conflicts-of-law principles.

  9. Jurisdiction. The Parties agree that the venue for any action brought under this Agreement shall be the United States District Court for the Southern District of New York or, if that court lacks subject matter jurisdiction, any state court sitting in the City and County of New York.

  10. Damages; Injunctive Relief. Each Party shall be entitled to seek injunctive and other equitable relief to enforce this Agreement without proof of actual damages, in addition to any other remedies as may be available at law or in equity.

  11. Modification. No modification, amendment, supplement to or waiver of this Agreement or of any of its provisions shall be binding upon the Parties hereto unless made in writing and duly signed by all Parties.

12. Invalidity. In the event that any one or more of the provisions of this Agreement shall for any reasons be held to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision or provisions shall be replaced by a mutually acceptable provision, which being valid, legal and enforceable, comes closest to the economic effect and intent of the Parties underlying the invalid, illegal or unenforceable provision or provisions.

  13. No Waiver. A waiver or breach of any provision of this Agreement, or a default under this Agreement, shall not be deemed to be a waiver of any other provision of this Agreement or a subsequent breach or default of this Agreement. The failure or delay in enforcing compliance with any term or condition of this Agreement shall not constitute a waiver of such term or condition, unless compliance with such term or condition is expressly waived in writing.

  14. Counterparts. This Agreement may be executed in one or more counterparts transmitted by facsimile or other electronic means, and each counterpart shall have the effect of an original.

  15. Term and Termination. This Agreement shall remain in effect until the earliest of the following:

  (a)	two (2) years from the date on which the proposed
Reorganization of the Fund is consummated;

  (b)	notwithstanding anything to the contrary set forth in this
Agreement, if the Fund cancels or otherwise terminates the Reorganization or the Tender Offer following public announcement of the proposed Reorganization or Tender Offer, the date on which the Fund publicly announces, by press release, such cancelation or termination; or

  (c)	such other date as the Parties may agree in writing.

  Sections 5 through 13, and 16 and 17 shall survive any such termination.

  16.	Notices. Unless otherwise provided herein, all notices
called for by this Agreement shall be given in writing, or by facsimile transmission. Until notice is given to the contrary in accordance with this Paragraph 16, all notices to the respective Parties shall be directed to:

		If to LAM:
		Attention:  Shari L. Soloway
		Lazard Asset Management LLC
		30 Rockefeller Plaza
		New York, NY 10112
		Telephone:  (212) 632-1496
		Facsimile:  (212) 632-6060

		If to Bulldog or Bulldog Funds:

 		Attention:  Phillip Goldstein
		Bulldog Investors, LLC
		Park 80 West - Plaza Two
      		250 Pehle Ave., Suite 708
		Saddle Brook, NJ 07663
		Telephone:  (201) 881-7100
		Facsimile:  (201) 556-0097

  17.	Entire Agreement. This Agreement, together with any written
agreement entered into by the Parties on or after the date of this Agreement, shall constitute the entire agreement among the Parties and shall supersede all previous agreements, promises, proposals, representations, understandings and negotiations, whether written or oral, among the Parties respecting the subject matter hereof.

			[Signature Page Follows]


IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

LAZARD ASSET MANAGEMENT LLC     BULLDOG INVESTORS LLC, on behalf of
				itself and Bulldog Funds


By:  /s/ Mark Anderson          By:  /s/ Phillip Goldstein
Name:  Mark Anderson		Name:  Phillip Goldstein
Title:  General Counsel	        Title:    Member
        Managing Director







Exhibit 2:

Agreement to Make Joint Filing

	Agreement made as of the 19th day of February 2019, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Lazard World Dividend & Income
(LOR), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of LOR;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member